UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From                    to
Commission File Number
PULTE HOMES, INC. 401(K) PLAN
(Full title of the plan)
PULTE HOMES, INC.
(Exact name of Issuer as specified in charter)
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647-2750
(Address, including zip code, and telephone number and
area code, of Issuer’s principal executive offices)
Dated: June 23, 2006

REQUIRED INFORMATION
4. Financial Statements and Supplemental Schedule for the Plan
The Pulte Homes, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2005 and 2004 and for the year ended December 31, 2005 and supplemental schedule as of December 31, 2005, have been examined by Ernst & Young LLP, Independent Auditors, and their report is included herein.
EXHIBITS
23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

Audited Financial Statements and Supplemental Schedule
Pulte Homes, Inc. 401(k) Plan
December 31, 2005 and 2004, and Year Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

Pulte Homes, Inc. 401(k) Plan
Audited Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm
The Board of Directors
Pulte Homes, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Pulte Homes, Inc. 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
June 16, 2006
Detroit, Michigan

Pulte Homes, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments, at fair value:
Money market, mutual funds and company stock	$362,553,305	$238,671,596
Investment in Pulte Homes Company Stock Fund (Note 4)	—	65,566,457
Participant loans	5,959,228	5,093,372

Total investments, at fair value	368,512,533	309,331,425

Receivables:
Employee contributions	2,887	2,783
Employer contributions	1,692	2,274
Other	114,697	—

Total receivables	119,276	5,057

Other liabilities	(529,123)	—

Net assets available for benefits	$368,102,686	$309,336,482

See notes to accompanying financial statements.

Pulte Homes, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Contributions:
Employee	$39,667,901
Employee rollovers	4,405,333
Employer	19,799,450

Total contributions	63,872,684
Investment income:
Interest and dividends	9,523,394
Net realized and unrealized appreciation in fair value of investments	23,001,714

Total investment income	32,525,108

Total additions	96,397,792

Deductions
Distributions to participants	(37,588,938)
Administrative and other expenses	(63,243)

Total deductions	(37,652,181)

Net increase before transfers	58,745,611
Asset transfers into plan	20,593

Net increase	58,766,204
Net assets available for benefits, beginning of year	309,336,482

Net assets available for benefits, end of year	$368,102,686

See notes to accompanying financial statements.

1. Description of Plan
General
The Pulte Homes, Inc. 401(k) Plan (the Plan) is a defined contribution plan for eligible employees of Pulte Homes, Inc. (the Company) and affiliated subsidiaries, which have adopted the Plan. The Plan is administered by the 401(k) Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (Fidelity), as trustee and recordkeeper. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from the Company.
Plan Merger
Effective January 1, 2005, the Pulte Affiliates 401(k) Plan was merged into the Plan. As a result of this merger, $3,335,289 of net assets from the Pulte Affiliates 401(k) Plan was transferred into the Plan on December 31, 2004. Participants of the Pulte Affiliates 401(k) Plan were eligible to participate in the Plan as of the merger date. Accordingly, there were no new contributions made to the Pulte Affiliates 401(k) Plan on or after January 1, 2005.
Eligibility
All nonunion, regular salaried, sales, and hourly employees of the Company and its subsidiaries, which have adopted the Plan, are eligible to participate on the first day of the month coincident with or following the completion of six months of employment. Temporary employees are not eligible to participate in the Plan.
Participant Loans
Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are paid through payroll deductions.
Contributions
Contributions can be invested in one or more of the following investment options provided by the Plan: Vanguard Institutional Index Fund, American Funds Washington Mutual A Investment Fund, American Beacon Small Cap Value Fund, Morgan Stanley Institutional Fund, Inc. Small Company Growth Fund, Fidelity Investment Funds, and the Pulte Homes Company Stock Fund. Participants may change their investment directives and contribution amounts on a daily basis by speaking to a Fidelity representative or through an interactive voice response system or website.

1. Description of Plan (continued)
Participant Contributions – Contributions to participants’ accounts are effected through voluntary withholdings from their compensation (elective deferrals). Annual contributions for each participant are subject to participation and discrimination standards of the Internal Revenue Code (the Code) Section 401(k)(3).
Company Matching Contributions – The Company contributes to the Plan an amount, based on elective deferrals of each participant during each payroll period and is equal to 100% of that portion of the amount contributed as elective deferrals on behalf of each participant for whom such elective deferrals were made, which does not exceed the elective deferrals up to 3% per payroll period, plus 50% of that portion of the participant’s elective deferrals in excess of 3% per payroll period, but not in excess of 5% per payroll period. The matching contributions are intended to satisfy the requirements of the Code Section 401(k)(12).
Catch-up Contributions – Participants who have reached an age of at least 50 years old by the end of the plan year beginning after December 31, 2004, may elect to increase their elective deferrals by $4,000 during 2005, and thereafter adjusted as permitted under the Code Section 414(v).
Special contributions – At the discretion of the Board of Directors of the Company, special contributions may be made and invested in the Pulte Homes Company Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan’s portfolio. The allocation of the special contributions excludes highly compensated employees covered under a stock option plan. There were no special contributions for the years ended December 31, 2005 and 2004.
Allocations
Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the trustee.
Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among accounts of eligible participants.
Distributions
Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant’s account balance. Such distributions are generally made in a lump sum.
Vesting
A participant’s account balance is fully vested and nonforfeitable as of their first day of eligibility.

1. Description of Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain fully vested.
Administrative Expenses
Administrative expenses of the Plan, such as trustee and recordkeeping fees, were paid directly by the Company, while other administrative expenses, such as loan administration and withdrawal fees, were paid directly by plan participants during 2005.
2. Summary of Significant Accounting Policies
The following are significant accounting policies followed by the Plan:
Investment Valuation and Income Recognition – Investments in money market instruments are carried at cost, which approximates fair value. Investments in mutual funds and Company common stock are carried at fair value based on quoted market prices. Participant loans are carried at cost, which approximates fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded when declared.
Payment of Benefits – Benefit payments to participants or beneficiaries are recorded upon distribution.
Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investments
During 2005, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated in fair value, as determined by quoted market prices, as follows:

Year Ended
December 31,
2005
Investments:
Vanguard Institutional Index Fund	$1,021,123
Fidelity:
Balanced Fund	2,290,563
Blue Chip Growth Fund	1,119,000
Diversified International Fund	2,387,135
Pulte Homes Company Stock Fund	15,144,562
Other Funds	1,039,331

Net realized and unrealized appreciation in fair value of investments	$23,001,714

Investments that represent 5% or more of the fair value of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

	2005	2004
Investments:
Fidelity Balanced Fund	$48,000,188	$42,786,480
Vanguard Institutional Index Fund	35,743,112	35,185,370
Fidelity Low-Priced Stock Fund	19,321,548	17,083,661
Fidelity Managed Income Portfolio Fund	26,883,087	25,389,460
Fidelity Blue Chip Growth Fund	33,933,761	34,611,260
Fidelity Dividend Growth Fund	22,296,305	22,080,301
Fidelity Retirement Money Market Portfolio Fund	*	17,817,113
Fidelity Diversified International Fund	22,046,345	*
Pulte Homes Company Stock Fund	89,128,870	*

*	Represents less than 5% of fair value of Plan’s net assets
4. Investment in Master Trust
At December 31, 2004, the Pulte Homes Company Stock Fund was held in a Master Trust, which was the collective investment of the assets of participating employee benefit plans of the Company. As further described in Note 1, on December 31, 2004, the net assets of the Pulte Affiliates 401(k) Plan were transferred to the Plan, as a result of the plan merger. Accordingly, at December 31, 2004, the Plan held a 100% interest in the net assets of the Master Trust.

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 19, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
6. Related-Party Transactions
Certain plan investments are shares of mutual funds managed by the trustee, and, therefore, these transactions qualify as party-in-interest transactions.
The Plan holds common shares of Pulte Homes, Inc., the Plan sponsor, and these qualify as exempt party-in-interest transactions.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Pulte Homes, Inc. 401(k) Plan
EIN #38-2766606      Plan #001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2005

		Description of Investment Including
Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	Shares/		Current
Lessor, or Similar Party		Collateral, Par, or Maturity Value	Units	Cost	Value

	The Vanguard Group of Investment Companies	Vanguard Institutional Index Fund	313,509	**	$35,743,112

	Morgan Stanley	MSI Small Company Growth B	553,196	**	6,809,845

	American Funds	American Funds Washington Mutual A Investment Fund	206,766	**	6,376,654

	American Beacon	American Beacon Small Cap Value Fund	175,411	**	3,513,491

*	Fidelity Investments	Fidelity Balanced Fund	2,558,645	**	48,000,188
		Fidelity Blue Chip Growth Fund	786,232	**	33,933,761
		Fidelity Low-Priced Stock Fund	473,104	**	19,321,548
		Fidelity Diversified International Fund	677,515	**	22,046,345
		Fidelity Freedom Income Fund	93,158	**	1,059,211
		Fidelity Freedom 2000 Fund	45,856	**	559,908
		Fidelity Freedom 2010 Fund	111,166	**	1,561,888
		Fidelity Freedom 2020 Fund	304,898	**	4,485,051
		Fidelity Freedom 2030 Fund	177,327	**	2,663,456
		Fidelity Freedom 2040 Fund	554,253	**	4,894,051
		Fidelity Retirement Money Market Portfolio Fund	17,449,532	**	17,449,532
		Fidelity Managed Income Portfolio Fund	26,883,087	**	26,883,087
		Fidelity U.S. Bond Index Fund	1,129,343	**	12,309,839
		Fidelity Dividend Growth Fund	774,446	**	22,296,305

*	Company Stock	Pulte Homes Company Stock Fund			89,128,870

	Cash	Interest bearing cash			3,517,163

	Total investments				$362,553,305

*	Participant loans	Individual participant loans with varying maturity dates and interest rates ranging from 3.55% to 10.50%			$5,959,228

There were no investment assets reportable as acquired and disposed of during the year

*	Party in interest

**	Participant-directed investments, cost information is omitted

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the registrant who administers the Plan has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PULTE HOMES, INC. 401(K) PLAN
By:	/s/ Daniel P. Lynch
Daniel P. Lynch
Vice President, Compensation and Benefits

Date: June 23, 2006

Exhibit Index

Exhibit
No.	Description

23	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP